Exhibit 12.1
INTEL CORPORATION 2010 FORM 10-K
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION
(In Millions, Except Ratios)

	Years Ended
	Dec. 25,	Dec. 26,	Dec. 27,	Dec. 29,	Dec. 30,
	2010	2009	2008	2007	2006
Earnings[1]	$16,221	$5,887	$8,002	$9,166	$7,068
Adjustments:
Add — Fixed charges	181	136	158	129	144
Subtract — Capitalized interest	(134)	(86)	(86)	(57)	(60)

Earnings and fixed charges (net of capitalized interest)	$16,268	$5,937	$8,074	$9,238	$7,152

Fixed Charges:
Interest[2]	$—	$1	$8	$15	$24
Capitalized interest	134	86	86	57	60
Estimated interest component of rental expense	47	49	64	57	60

Total	$181	$136	$158	$129	$144

Ratio of earnings before taxes and fixed charges, to fixed charges	90x	44x	51x	72x	50x

[1]	After adjustments required by Item 503(d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated statements of income is not included.